UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

Amendment No. 3

ANNUAL REPORT

of

Republic of Peru

(Name of Registrant)

Date at end of last fiscal year: December 31, 2014

SECURITIES REGISTERED*

(as of the close of the last fiscal year)

CALCULATION OF REGISTRATION FEE

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of person authorized to receive notices

and communications from the Securities and Exchange Commission

Maria Teresa Merino de Hart

Consulate General of Peru

241 East 49th Street

New York, New York 10017

(Name and address of Authorized Representative

of the Registrant in the United States)

Copies to:

Jaime Mercado

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Peru on Form 18-K for the year ended December 31, 2014 comprises:

(a) Pages numbered 1 to 4 consecutively.

(b) The following exhibit:

Exhibit 1:	Copy of the Underwriting Agreement, dated August 18, 2015, among the Republic of Peru, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC

Exhibit 2:	Copy of the Indenture, dated August 25, 2015, among the Republic of Peru, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent

Exhibit 3:	Copy of 4.125% U.S. Dollar-Denominated Global Bonds due 2027

Exhibit 4:	Opinion of the General Counsel of the Ministry of Economy and Finance of Peru, relating to the 4.125% U.S. Dollar-Denominated Global Bonds due 2027

Exhibit 5:	Opinion of Simpson Thacher & Bartlett LLP, special New York counsel to the Republic of Peru, relating to the 4.125% U.S. Dollar-Denominated Global Bonds due 2027

Exhibit 6:	Recent Developments, as of March 31, 2015

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 4th day of September 2015.

By:	/s/ Maria Teresa Merino de Hart
Name:	Maria Teresa Merino de Hart
Title:	Consulate General of Peru,
New York

EXHIBIT INDEX

EXHIBIT 1:	Copy of the Underwriting Agreement, dated August 18, 2015, among the Republic of Peru, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC

EXHIBIT 2:	Copy of the Indenture, dated August 25, 2015, among the Republic of Peru, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and Luxembourg transfer agent

EXHIBIT 3:	Copy of 4.125% U.S. Dollar-Denominated Global Bonds due 2027

EXHIBIT 4:	Opinion of the General Counsel of the Ministry of Economy and Finance of Peru, relating to the 4.125% U.S. Dollar-Denominated Global Bonds due 2027

EXHIBIT 5:	Opinion of Simpson Thacher & Bartlett LLP, special New York counsel to the Republic of Peru, relating to the 4.125% U.S. Dollar-Denominated Global Bonds due 2027

EXHIBIT 6:	Recent Developments, as of March 31, 2015

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